                                                       COMMISSION FILE NO. 1-496







                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549





                                    FORM 11-K

                                  ANNUAL REPORT





                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934





                      FOR THE YEAR ENDED DECEMBER 31, 1998




                               Title of the Plan:


                   HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

               Issuer of the securities held pursuant to the Plan:



                              HERCULES INCORPORATED
                                 Hercules Plaza
                            1313 North Market Street
                           Wilmington, Delaware 19894

               HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN




                              FINANCIAL STATEMENTS




                        STATEMENT OF NET ASSETS AVAILABLE
                       FOR BENEFITS WITH FUND INFORMATION
                          at December 31, 1998 and 1997



                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                       FOR BENEFITS WITH FUND INFORMATION
                      for the year ended December 31, 1998










Supplemental schedules required by Section 2520, 103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable. Plans with all of their assets in a Master Trust are exempt from the requirement to include investment supplemental schedules as part of their Financial Statements.

                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                DECEMBER 31, 1998


                                                             PARTICIPANT DIRECTED
                                         -----------------------------------------------------
                                           HERCULES
                                         INCORPORATED           BLENDED
                                            COMMON           INTEREST RATE
                                          STOCK FUND          SAVINGS FUND        EQUITY FUND
                                          ----------          ------------        -----------
ASSETS
Allocated Share of Master
     Savings Trust Investments          $ 14,094,550(a)       $100,770,139       $ 75,182,000(b)
Allocated Share of Master
     Savings Trust Cash                      353,150             6,460,322                  3
                                        ------------          ------------       ------------
Total Assets                              14,447,700           107,230,461         75,182,003
                                        ------------          ------------       ------------

LIABILITIES
Accounts Payable                              87,525                20,736              6,949
                                        ------------          ------------       ------------
Net Assets Available for Benefits       $ 14,360,175          $107,209,725       $ 75,175,054
                                        ============          ============       ============



                                                             PARTICIPANT DIRECTED
                                        -------------------------------------------------------

                                                                                  FRANK RUSSELL
                                        FIDELITY MAGELLAN           LOAN             EQUITY
                                              FUND                  FUND            INDEX FUND
                                              ----                  ----            ----------
ASSETS
Allocated Share of Master
     Savings Trust Investments           $ 39,596,181(c)       $  8,743,273       $ 12,346,695(d)
Allocated Share of Master
     Savings Trust Cash                        13,008                51,225              3,221
                                         ------------          ------------       ------------
Total Assets                               39,609,189             8,794,498         12,349,916
                                        ------------          ------------       ------------
LIABILITIES
Accounts Payable                              124,598                 4,058              3,422
                                         ------------          ------------       ------------
Net Assets Available for Benefits        $ 39,484,591          $  8,790,440       $ 12,346,494
                                         ============          ============       ============




                                                                     PARTICIPANT DIRECTED
                                        --------------------------------------------------------------------------------

                                                              SEI DIVERSIFIED
                                        SEI INTERNATIONAL      CONSERVATIVE           SEI CORE FIXED      SEI SMALL CAP.
                                           EQUITY FUND             FUND                 INCOME FUND        GROWTH FUND
                                           -----------             ----                 -----------        -----------
ASSETS
Allocated Share of Master
    Savings Trust Investments           $  2,548,550(e)       $  5,275,885(f)       $  7,956,803(g)       $  5,475,885(h)
Allocated Share of Master
    Savings Trust Cash                            90                 6,323                57,891                23,786
                                        ------------          ------------          ------------          ------------
Total Assets                               2,548,640             5,282,208             8,014,694             5,499,671
                                        ------------          ------------          ------------          ------------

LIABILITIES
Accounts Payable                                  --                   910                54,561                 1,153
                                        ------------          ------------          ------------          ------------
Net Assets Available for Benefits       $  2,548,640          $  5,281,298          $  7,960,133          $  5,498,518
                                        ============          ============          ============          ============






                                         PARTICIPANT         NONPARTICIPANT
                                           DIRECTED             DIRECTED
                                          ---------             --------
                                                                HERCULES
                                        SEI DIVERSIFIED       INCORPORATED
                                            MODERATE             COMMON
                                          GROWTH FUND           STOCK FUND             TOTAL
                                          -----------           ----------             -----
ASSETS
Allocated Share of Master
    Savings Trust Investments           $  5,424,389(i)       $ 31,357,081(a)       $308,771,431
Allocated Share of Master
    Savings Trust Cash                            --               785,675             7,754,694
                                        ------------          ------------          ------------
Total Assets                               5,424,389            32,142,756           316,526,125
                                        ------------          ------------          ------------
LIABILITIES
Accounts Payable                               3,630               194,725               502,267
                                        ------------          ------------          ------------
Net Assets Available for Benefits       $  5,420,759          $ 31,948,031          $316,023,858
                                        ============          ============          ============

----------
(a)  At fair value.  Cost $43,321,650.    Shares:  1,667,950
(b)  At fair value.  Cost $39,853,001.
(c)  At fair value.  Cost $27,744,643.
(d)  At fair value.  Cost $10,367,371.
(e)  At fair value.  Cost $  2,519,491.
(f)  At fair value.  Cost $  4,964,005.
(g)  At fair value.  Cost $  7,963,914.
(h)  At fair value.  Cost $  5,367,182.
(i)  At fair value.  Cost $ 5,120,550.

The accompanying notes are an integral part of these financial statements.

                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                DECEMBER 31, 1997


                                                             PARTICIPANT DIRECTED
                                          -------------------------------------------------------
                                               HERCULES              BLENDED
                                          INCORPORATED COMMON    INTEREST RATE
                                              STOCK FUND          SAVINGS FUND        EQUITY FUND
                                              ----------          ------------        -----------
   ASSETS
    Allocated Share of Master
         Savings Trust Investments          $ 23,760,445(a)       $115,611,690       $ 63,161,169(b)
    Contributions Receivable                      71,796                    --                 --
    Allocated Share of Master
         Savings Trust Cash                      350,032               977,287                 --
                                            ------------          ------------       ------------
    Total Assets                              24,182,273           116,588,977         63,161,169
                                            ------------          ------------       ------------
    LIABILITIES
    Accounts Payable                                   6                 9,981             48,761
                                            ------------          ------------       ------------
    Net Assets Available for Benefits       $ 24,182,267          $116,578,996       $ 63,112,408
                                            ============          ============       ============



                                                            PARTICIPANT DIRECTED
                                             -------------------------------------------------------
                                                                                     FRANK RUSSELL
                                              FIDELITY              LOAN              EQUITY INDEX
                                            MAGELLAN FUND           FUND                  FUND
                                            -------------           ----                  ----
   ASSETS
    Allocated Share of Master
         Savings Trust Investments          $ 30,707,808(c)       $  9,007,645       $  7,139,167(d)
    Contributions Receivable                          --                    --                 --
    Allocated Share of Master
         Savings Trust Cash                           --                   100                 --
                                            ------------          ------------       ------------
    Total Assets                              30,707,808             9,007,745          7,139,167
                                            ------------          ------------       ------------
    LIABILITIES
    Accounts Payable                              91,424                12,001             23,276
                                            ------------          ------------       ------------
    Net Assets Available for Benefits       $ 30,616,384          $  8,995,744       $  7,115,891
                                            ============          ============       ============




                                                                     PARTICIPANT DIRECTED
                                        -------------------------------------------------------------------------------
                                                              SEI DIVERSIFIED
                                        SEI INTERNATIONAL      CONSERVATIVE         SEI CORE FIXED        SEI SMALL CAP.
                                           EQUITY FUND              FUND             INCOME FUND         GROWTH FUND
                                           -----------              ----             ------------         -----------
ASSETS
Allocated Share of Master
    Savings Trust Investments           $  1,841,918(e)       $  3,925,623(f)       $  4,687,313(g)       $  4,565,057(h)
Contributions Receivable                          --                 6,188                 1,278                45,885
Allocated Share of Master
    Savings Trust Cash                            --                    --                    --                    --
                                        ------------          ------------          ------------          ------------
Total Assets                               1,841,918             3,931,811             4,688,591             4,610,942
                                        ------------          ------------          ------------          ------------

LIABILITIES
Accounts Payable                              10,542                   156                24,475                 3,996
                                        ------------          ------------          ------------          ------------
Net Assets Available for Benefits       $  1,831,376          $  3,931,655          $  4,664,116          $  4,606,946
                                        ============          ============          ============          ============



                                           PARTICIPANT       NONPARTICIPANT
                                            DIRECTED            DIRECTED
                                           ---------            --------
                                                                HERCULES
                                         SEI DIVERSIFIED      INCORPORATED
                                            MODERATE             COMMON
                                           GROWTH FUND          STOCK FUND              TOTAL
                                             ------             ----------              -----
ASSETS
Allocated Share of Master
    Savings Trust Investments            $  5,344,653(i)       $ 50,190,521(a)       $319,943,009
Contributions Receivable                       64,902               151,660               341,709
Allocated Share of Master
    Savings Trust Cash                             --               739,391             2,066,810
                                         ------------          ------------          ------------
Total Assets                                5,409,555            51,081,572           322,351,528
                                         ------------          ------------          ------------
LIABILITIES
Accounts Payable                               64,577                    12               289,207
                                         ------------          ------------          ------------
Net Assets Available for Benefits        $  5,344,978          $ 51,081,560          $322,062,321
                                         ============          ============          ============

----------
(a)   At fair value.  Cost $35,305,350.   Shares: 1,477,173.
(b)   At fair value.  Cost $35,976,488.
(c)   At fair value.  Cost $  6,921,298.
(d)   At fair value.  Cost $  6,913,894.
(e)   At fair value.  Cost $  2,078,237.
(f)   At fair value.  Cost $  3,916,452.
(g)   At fair value.  Cost $  4,624,943.
(h)   At fair value.  Cost $  5,007,964.
(i)   At fair value.  Cost $  5,372,084.

The accompanying notes are an integral part of these financial statements.

                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1998

                                                          PARTICIPANT DIRECTED
                                       -------------------------------------------------------
                                           HERCULES         BLENDED INTEREST
                                         INCORPORATED         RATE SAVINGS
                                       COMMON STOCK FUND          FUND             EQUITY FUND
                                       -----------------          ----             -----------
CONTRIBUTIONS:
Participating Employees                 $   1,269,171        $   3,808,738        $   3,224,900
Company Contributions                              --                   --                   --
                                        -------------        -------------        -------------
   Subtotal Contributions                   1,269,171            3,808,738            3,224,900
Interplan Transfers                           559,131               27,226              214,183
ALLOCATED SHARE OF MASTER
   SAVINGS TRUST INVESTMENT
   ACTIVITIES:
Cash Dividends                                531,471                   --                   --
Interest                                           48            7,152,231                   75
Change in Market Value                    (10,221,161)                  --           16,874,645
                                        -------------        -------------        -------------
   Total                                   (7,861,340)          10,988,195           20,313,803
Withdrawals                                (2,175,045)         (15,790,058)          (5,473,875)
Interfund Transfers                           214,293           (4,567,408)          (2,777,282)
                                        -------------        -------------        -------------
   For Benefits                            (9,822,092)          (9,369,271)          12,062,646
Net Assets Available for Benefits
   December 31, 1997                       24,182,267          116,578,996           63,112,408
                                        -------------        -------------        -------------
   December 31, 1998                    $  14,360,175        $ 107,209,725        $  75,175,054
                                        =============        =============        =============



                                                           PARTICIPANT DIRECTED
                                       --------------------------------------------------------
                                                                                  FRANK RUSSELL
                                       FIDELITY MAGELLAN                              EQUITY
                                             FUND              LOAN FUND            INDEX FUND
                                             ----              ---------            ----------
CONTRIBUTIONS:
Participating Employees                 $   1,596,314        $          --        $     794,918
Company Contributions                              --                   --                   --
                                        -------------        -------------        -------------
   Subtotal Contributions                   1,596,314                   --              794,918
Interplan Transfers                           163,427               87,265              153,704
ALLOCATED SHARE OF MASTER
   SAVINGS TRUST INVESTMENT
   ACTIVITIES:
Cash Dividends                              1,861,162                   --                  278
Interest                                           --              588,899                   91
Change in Market Value                      7,939,429                   --            1,978,911
                                        -------------        -------------        -------------
   Total                                   11,560,332              676,164            2,927,902
Withdrawals                                (1,699,257)            (305,028)            (586,919)
Interfund Transfers                          (992,868)            (576,440)           2,889,620
                                        -------------        -------------        -------------
   For Benefits                             8,868,207             (205,304)           5,230,603
Net Assets Available for Benefits
   December 31, 1997                       30,616,384            8,995,744            7,115,891
                                        -------------        -------------        -------------
   December 31, 1998                    $  39,484,591        $   8,790,440        $  12,346,494
                                        =============        =============        =============




                                                                          PARTICIPANT DIRECTED
                                          -----------------------------------------------------------------------------
                                                                SEI DIVERSIFIED
                                           SEI INTERNATIONAL      CONSERVATIVE       SEI CORE FIXED       SEI SMALL CAP.
                                              EQUITY FUND             FUND            INCOME FUND          GROWTH FUND
                                              -----------             ----            -----------          -----------
CONTRIBUTIONS:
    Participating Employees                 $     195,985        $     256,071        $     256,825        $     345,523
    Company Contributions                              --                   --                   --                   --
                                            -------------        -------------        -------------        -------------
       Subtotal Contributions                     195,985              256,071              256,825              345,523
    Interplan transfers                            44,927               13,856               15,395               86,695
    ALLOCATED SHARE OF MASTER
       SAVINGS TRUST INVESTMENT
       ACTIVITIES:
    Cash Dividends                                118,971              322,936              525,365               23,501
    Interest                                           --                   --                   --                   --
    Change in Market Value                        252,547              369,915               (6,174)             369,851
                                            -------------        -------------        -------------        -------------
       Total                                      612,430              962,778              791,411              825,570
    Withdrawals                                  (401,614)            (221,411)            (574,261)            (536,245)
    Interfund Transfers                           506,448              608,276            3,078,867              602,247
                                            -------------        -------------        -------------        -------------
    Change in Net Assets Available
       For Benefits                               717,264            1,349,643            3,296,017              891,572
    Net Assets Available for Benefits
       December 31, 1997                        1,831,376            3,931,655            4,664,116            4,606,946
                                            -------------        -------------        -------------        -------------
    Net Assets Available for Benefits
       December 31, 1998                    $   2,548,640        $   5,281,298        $   7,960,133        $   5,498,518
                                            =============        =============        =============        =============


                                               PARTICIPANT           NONPARTICIPANT
                                                DIRECTED                DIRECTED
                                                --------                --------
                                             SEI DIVERSIFIED            HERCULES
                                                MODERATE          INCORPORATED COMMON
                                               GROWTH FUND             STOCK FUND             TOTAL
                                               -----------             ----------             -----
CONTRIBUTIONS:
    Participating Employees                    $     242,621        $          --        $  11,991,066
    Company Contributions                                 --            4,203,427            4,203,427
                                               -------------        -------------        -------------
       Subtotal Contributions                        242,621            4,203,427           16,194,493
    Interplan transfers                               40,694            1,176,224            2,582,727
    ALLOCATED SHARE OF MASTER
       SAVINGS TRUST INVESTMENT
       ACTIVITIES:
    Cash Dividends                                   391,244            1,118,036            4,892,964
    Interest                                              --                  100            7,741,444
    Change in Market Value                           479,475          (21,506,556)          (3,469,118)
                                               -------------        -------------        -------------
       Total                                       1,154,034          (15,008,769)          27,942,510
    Withdrawals                                   (1,641,701)          (4,575,559)         (33,980,973)
    Interfund Transfers                              563,448              450,799                   --
                                               -------------        -------------        -------------
    Change in Net Assets Available
       For Benefits                                   75,781          (19,133,529)          (6,038,463)
    Net Assets Available for Benefits
       December 31, 1997                           5,344,978           51,081,560          322,062,321
                                               -------------        -------------        -------------
    Net Assets Available for Benefits
       December 31, 1998                       $   5,420,759        $  31,948,031        $ 316,023,858
                                               =============        =============        =============



The accompanying notes are an integral part of these financial statements.

                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         The Hercules Incorporated Savings and Investment Plan (the Plan) is a defined-contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Upon hire, employees are immediately eligible to participate in the Plan and obtain immediate, nonforfeitable (vested) rights to the full market value of their account. At time of enrollment in the Plan, a participant, by giving written notice to the Trustee, shall direct the investment of his monthly savings in any of the Plan's investment media, or a combination thereof, providing his monthly savings in any one medium selected is not less than 20% of the total amount saved and is stated in 5% increments.

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

         The assets of the Plan are commingled for investment purposes in the Hercules Incorporated Master Savings Trust (the Trust) with the assets of the Hercules Incorporated Employee Savings Plan. The assets of the Trust are held by Bankers Trust Company (Trustee). The Plan's investment in the Trust is based upon the fair value of net assets in the Trust and the Plan's relative interest in the Trust. The Plan's allocated share of Master Trust investments in the accompanying statements of net assets available for benefits represent the Plan's share of the investments in the Trust, which was 97.18% and 97.47% at December 31, 1998 and 1997, respectively. Recordkeeping for the Plan is performed by MetLife's Defined Contribution Group.

         The Plan includes an employee loan provision authorizing participants to borrow an amount from their vested balances in the Plan. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans, which have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in monthly installments of principal and interest by payroll deduction. A participant also has the right to repay the loan in full at any time without penalty.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         The financial statements of the Plan are prepared under the accrual method of accounting. Investments in the Plan are carried at fair value. The fair value of the common stock of Hercules Incorporated is based upon the price at which the stock closed on the New York Stock Exchange on the last business day of the year. The Blended Interest Rate Savings Fund is carried at cost plus accrued interest, which is equivalent to contract value, which approximates fair value. The market value of the Equity Fund, the Fidelity Magellan Fund, the Frank Russell Equity Index Fund, and the SEI group of funds is based on the fair value of the underlying securities held by the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Withdrawals are recorded upon distribution.

         The Plan provides that participants who retire from the Company may elect, upon retirement, an Optional Valuation Date (OVD) for determining their final withdrawal. The OVD is the last business day of any month following retirement up to age 70 in which the distribution is requested.

         The Plan presents in the statement of changes in net assets available for benefits its allocated share of the Trust's investment activities, which includes the net appreciation (depreciation) in fair value of its investments (under the caption Change in Market Value), which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.   INVESTMENT PROGRAM
         The following investment media are available under the Savings and Investment Plan:

         1.       Hercules Incorporated Common Stock.

         2. A Blended Interest Rate Savings Fund, wherein savings so directed are deposited with various major insurance companies, who guarantee the payment of principal. For 1998 and 1997, the blended yield of these contracts was approximately 6.8% and 6.4%, respectively.

         3. Equity Fund. This Fund is made up of substantially all the stocks that make up the Standard and Poor's 500 Index in such a mix as to track as closely as possible the movement of the Index.

         4. Fidelity Magellan Fund is a long-term capital appreciation fund, which invests in common stocks, and securities convertible to common stock, issued by companies operating in the U.S. and abroad as well as foreign companies.

         5. Frank Russell Equity Index Fund sells high long-term returns by investing in common stocks of the largest companies in the U.S. stock market.

         6. SEI International Equity Fund seeks to provide aggressive long-term growth from investments in foreign stocks and diversification in domestic stock portfolios.

         7. SEI Small Cap. Growth Fund invests in stocks of smaller companies that are in an early stage or transition point in their development.

         8. SEI Diversified Moderate Growth Fund invests in U.S. and international stocks and provides a limited level of current income by investing in bonds.

         9. SEI Diversified Conservative Fund seeks to provide current income with opportunity for capital growth by investing in domestic and international stocks and bonds.

         10. SEI Core Fixed Income Fund invests in a diversified portfolio of high-quality fixed-income bonds.

         The Company contribution, as defined in the Plan, is equal to 50% of that portion of the participants' contribution which does not exceed 6% of earnings or base pay and must be invested in common stock of Hercules Incorporated.

         During 1998, the Plan had purchases and sales of Hercules common stock of $16,995,414 and $11,475,620, respectively, which are considered related party transactions.

         There were 4,281 participants at December 31, 1998 who participated in one or more of the ten available investment media. At December 31, 1998 the number of participants selecting each of the investment media for their contributions was as follows:

         Hercules Incorporated Common Stock .........................    4,039
         Blended Interest Rate Savings Fund .........................    2,716
         Equity Fund.................................................    1,897
         Fidelity Magellan Fund......................................    1,348
         Frank Russell Equity Index Fund.............................      738
         SEI Core Fixed Income Fund..................................      411
         SEI Diversified Conservative Fund...........................      357
         SEI Diversified Moderate Growth Fund........................      300
         SEI International Equity Fund...............................      292
         SEI Small Cap. Growth Fund..................................      445

3.   INTEREST IN HERCULES INCORPORATED MASTER SAVINGS TRUST

         The Plan's allocated share of the Trust's net assets is based upon the total of each individual Plan"s interest in investments of the Trust. The allocated interest of the net assets of each fund in the Trust at December 31 was as follows:

                                                                                1998                    1997
                                                                                ----                    ----
         Hercules Incorporated Common Stock.............................        99.3%                  99.1%
         Blended Interest Rate Savings Fund.............................        95.2%                  95.6%
         Equity Fund....................................................        98.2%                  98.6%
         Fidelity Magellan Fund.........................................        95.4%                  95.8%
         Loan Fund......................................................        100%                    100%
         Frank Russell Equity Index Fund................................        98.5%                  98.9%
         SEI Diversified Conservative Fund..............................        100%                    100%
         SEI International Equity Fund..................................        99.4%                   100%
         SEI Small Cap. Growth Fund.....................................        98.8%                  99.2%
         SEI Diversified Moderate Growth Fund...........................        99.9%                   100%
         SEI Core Fixed Income Fund.....................................        100%                    100%


4.   INTERPLAN TRANSFERS
         Interplan transfers represent transfers from acquired company plans and the Hercules Incorporated Employee Savings Plan, rollovers of new employees' distributions from defined contribution plans, and the vesting of a 1996 supplemental stock award.

5.   TAX STATUS
         The United States Treasury Department advised on October 29, 1997, that the Plan as amended through February 1, 1996 is a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

6.   INVESTMENTS
         The Plan's allocated interest in investments in the Trust that represent five percent or more of net assets available for benefits at December 31, 1998 or 1997 are as follows:

                                                                          1998              1997
                                                                      -----------       -----------
         Hercules Incorporated Common Stock
              (Participant/Non-participant) ...................       $45,451,631       $73,950,966

         Bankers Trust Equity Index Fund ......................       $75,182,000       $63,161,169

         Fidelity Magellan Fund ...............................       $39,596,181       $30,707,808

         Group Annuity Contract with Peoples
              Life Insurance Company (#BDA 00002TR) ...........       $36,320,655       $23,088,209

         Group Annuity Contract with Transamerica Life
              Insurance & Annuity Company (#76768) ............       $15,801,561       $        --

         GIC Prudential (#GA 8083)............................        $        --       $25,914,612

         Group Annuity Contract with Transamerica Life
              Insurance & Annuity Company (#76589) ............       $19,494,634       $18,448,411

7.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                               DECEMBER 31,
                                                               ------------
                                                         1998                 1997
                                                    -------------        -------------
Net Assets Available for Benefits
   per the financial statements .............       $ 316,023,858        $ 322,062,321

Amounts Allocated to Withdrawing Participants            (127,263)            (338,603)
                                                    -------------        -------------
Net Assets Available for Benefits
   per the Form 5500 ........................       $ 315,896,595        $ 321,723,718
                                                    =============        =============


         The following is a reconciliation of withdrawals per the financial statements to the Form 5500:

                                                                   YEAR ENDED
                                                                DECEMBER 31, 1998
                                                                -----------------
Benefits paid to participants per the financial statements .       $ 33,980,973

Add:  Amounts Allocated to Withdrawing Participants at
      December 31, 1998 ....................................            127,263

Less: Amounts Allocated to Withdrawing Participants at
      December 31, 1997 ....................................           (338,603)
                                                                   ------------
Benefits paid to participants per the Form 5500 ............       $ 33,769,633
                                                                   ============


         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors,
Hercules Incorporated,
Wilmington, Delaware

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Hercules Incorporated Savings and Investment Plan (the "Plan") at December 31, 1998 and December 31, 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The fund information is the responsibility of the Plan's management. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania  19103
June 22, 1999

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                            HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN



                                     /s/ H. Eugene McBrayer
                                     ----------------------
                                     H. Eugene McBrayer, Chairman
                                     Finance Committee, Hercules Incorporated,
                                     Plan Administrator



Date: June 29, 1999

                                  EXHIBIT INDEX

Number                     Description
------                     -----------
23               Consent of Independent Accountants.